     As filed with the Securities and Exchange Commission on September 19, 2001
                                                      Registration No. 333-68850

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              AMENDMENT NO. 1 TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                          SORRENTO NETWORKS CORPORATION
             (exact name of registrant as specified in its charter)

          New Jersey
(State or other jurisdiction of                3672                          22-2367234
         incorporation             (Primary Standard Industrial           (I.R.S. Employer
       or organization)            Classification Code Number)          Identification No.)

                               9990 Mesa Rim Road
                           San Diego, California 92121
                                 (858) 558-3960
          (Address, including zip code, and telephone number, including area code, of registrant's principal offices)

                                XIN CHENG, Ph.D.
                             Chief Executive Officer
                          Sorrento Networks Corporation
                               9990 Mesa Rim Road
                           San Diego, California 92121
                                 (858) 558-3960
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                    Copy to:
                             W. RAYMOND FELTON, ESQ.
                Greenbaum, Rowe, Smith, Ravin, Davis & Himmel LLP
                            Metro Corporate Campus I
                              Post Office Box 5600
                          Woodbridge, New Jersey 07095
                                 (732) 549-5600

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, check the following box. [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

Title of each Class of                           Proposed Maximum
   Securities to be          Amount to be       Offering Price per           Aggregate              Amount of
      Registered             Registered(1)           Share(2)            Offering Price(2)       Registration Fee*
----------------------       -------------      ------------------       -----------------       -----------------
Common Stock, par
    value $.30 per share      11,843,088              $3.66               $43,345,702.08            $10,836.43

--------------------------

       (1) Includes an indeterminate number of shares of common stock issuable to prevent dilution resulting from stock splits, stock dividends or similar transactions pursuant to Rule 416 under the Securities Act of 1933, as amended.

       (2) Estimated pursuant to Rule 457 based upon the closing price of the Common Stock on August 29th, 2001 as reported on The Nasdaq National Market solely for the purpose of computing the registration fee.

         * Previously paid.

       The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                SUBJECT TO COMPLETION, DATED SEPTEMBER 19, 2001

                                   PROSPECTUS

                          SORRENTO NETWORKS CORPORATION

                                11,843,088 SHARES

                                  COMMON STOCK


         This prospectus relates to an aggregate of 11,843,088 shares of our common stock. These shares are being registered pursuant to registration rights obligations we have to institutional investors who recently purchased an aggregate of $32,200,000 of our convertible debentures and associated warrants and as partial payment to a broker-dealer for acting as placement agent for such offering. Approximately 4,466,021 of the shares are issuable upon conversion of the debentures, excluding accrued interest and commitment fees on the debentures and approximately 3,463,491 are issuable upon exercise of the warrants. The remaining shares are potentially issuable as payment of interest or a commitment fee on the debentures, upon the conversion of accrued but unpaid interest and commitment fees on the debentures and to prevent dilution in the event we issue common stock at a price less than the conversion price of the debentures or the exercise price of the warrants.


         Our common stock is quoted on the Nasdaq National Market under the symbol "FIBR." On August 29, 2001, the closing price for the Common Stock was $3.66.

         Investing in common stock involves risk. Before you invest, you should consider carefully the "Risk Factors" on page 8.

         Neither the SEC nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.



                The date of this prospectus is__________, 2001.

                                TABLE OF CONTENTS


THE COMPANY................................................................................5

THE OFFERING...............................................................................9

RISK FACTORS...............................................................................9

USE OF PROCEEDS...........................................................................21

SECURITIES COVERED BY THIS PROSPECTUS.....................................................21

PLAN OF DISTRIBUTION......................................................................23

WHERE YOU CAN FIND MORE INFORMATION.......................................................25

LEGAL MATTERS.............................................................................26

EXPERTS...................................................................................26

                               ------------------

         This prospectus incorporates important business and financial information about Sorrento that is not included in or delivered with this prospectus. You may request copies of this information, at no cost, by writing or calling us at the following address or telephone number:

                          Sorrento Networks Corporatoin
                               9990 Mesa Rim Road
                           San Diego, California 92121
                           Attention: Joe R. Armstrong
                             Chief Financial Officer
                            Telephone: (858) 558-3960



         To obtain timely delivery of the documents, you must request the information no later than five business days prior to the date on which you make your final investment decision.

                                   The Company

         We are a leading supplier of end-to-end, intelligent optical networking solutions for metropolitan and regional applications world-wide. Our solutions enable communication service providers to increase bandwidth utilization, reduce network costs and complexity and provide a scalable and efficient networking platform to address the rapidly growing demand for bandwidth. Our systems allow communication service providers to relieve the growing traffic bottlenecks in the metropolitan and regional networks by supporting a wide variety of protocols, mixed speeds of traffic and changing traffic patterns directly over optical networks. Our optical multiplexing platform can be used in both metropolitan and regional network applications. Our comprehensive suite of optical networking interfaces and optical access multiplexers allows us to also address the optical access market.

         We are currently developing all-optical wavelength routing switches that will further increase the functionality of our end-to-end all-optical networking solution. Our optical network element management platforms permit management of end-to-end optical networks. We currently have an installed base with over twenty communications service providers and system integrators worldwide, including AT&T Broadband Network Solutions, Deutsche Telekom, Belgacom, United Pan-Europe Communications, Cox Communications and INRANGE Technologies. According to Ryan, Hankin & Kent, a telecommunications industry research group, we garnered 5.3% of the North American metropolitan DWDM system market in calendar 2000 by selling our GigaMux'r' optical transport systems and EPC'TM' access multiplexers. On January 17, 2001, we changed our name to Sorrento Networks Corporation from Osicom Technologies, Inc. in recognition of the growth and momentum created by our flagship optical networking subsidiary, Sorrento Networks, Inc.

Understanding Our Market

Rapid Growth in Bandwidth Demand

         Fueled by the growth of the Internet, the volume of data traffic transmitted across telecommunications networks now exceeds voice traffic. The growth of data traffic is attributable to increased Internet usage, increased access speeds and greater use of bandwidth intensive applications. According to Ryan, Hankin & Kent, Internet traffic is projected to increase from 350,000 terabytes, or trillions of bytes, per month at the end of 1999 to over 15,000,000 terabytes per month during 2003.

Migration of Network Infrastructure

     Traditional copper-based and SONET/SDH based telecommunications infrastructures were originally designed for voice traffic. These infrastructures do not scale effectively to provide the bandwidth needed to support the growth in high-speed data traffic. In order to upgrade network infrastructure to effectively meet the growth in demand for bandwidth, telecommunications service providers continue to build fiber optic, multi-wavelength networks as an alternative to legacy networks. While multi-wavelength optical networks for long-haul applications were the first to be deployed, optical solutions specifically designed to address the challenges faced by metropolitan markets only recently started to get deployed. In addition, recent developments in technology are permitting metropolitan optical networking vendors to address regional applications which prior to 2000 were only addressable by long haul networking products.


Enhanced Competition in the Service Provider Market

         Worldwide deregulation in the telecommunications industry has led to an increase in the number of service providers seeking to address the growing demand for bandwidth. In the U.S. and internationally, traditional service providers such as Incumbent Local Exchange Carriers, IXCs and PTTs are seeing new entrants in the service provider market seeking to capitalize on the growing demand for bandwidth. While a number of Competitive Local Exchange Carriers are building new data-centric networks to address the present bandwidth bottlenecks in the metropolitan markets, other entrants such as utilities and cable television companies are upgrading their current networks and leveraging existing investments in fiber optic infrastructure to deliver high-speed data services in both the local and regional markets. This enhanced competition in the service provider market is driving increased capital expenditures on network infrastructure focused on delivering scalable high-speed data services in a cost efficient manner.

Network Topography

         The following describes each of the network segments within the optical network hierarchy:

         Long-haul networks are high capacity networks that connect service providers and carry voice and data across large geographic regions typically spanning distances up to 4,000 kilometers. Long-haul networks are relatively simple networks, built around the SONET/SDH hierarchy and are primarily designed only to satisfy service provider long-haul network capacity requirements.

         Metropolitan core networks connect the central offices of service providers in a metropolitan area and facilitate the transport and switching of traffic within the metropolitan areas and between the network edge and long-haul networks. Metropolitan core networks typically transport voice and data traffic between central offices across several nodes with distances reaching up to 150 kilometers. Regional networks typically transport voice and data traffic between cities across distances of 100 to 600 kilometers.

         Access networks connect enterprises or traffic aggregation nodes in multiple locations throughout metropolitan areas to service providers' central offices or connect different end-user locations to each other. In order to efficiently use the optical network, optical access devices aggregate traffic from end users into wavelengths or wavelength bands for transport across telecommunications networks. Because access networks must support the varying demands of end users, these networks tend to be very complex.


Metropolitan area optical network opportunity

         While optical technologies are being deployed in the long-haul network to relieve capacity constraints, these solutions are not specifically designed to address the issues inherent in metropolitan and regional optical networks. Metropolitan optical networks are characterized by varying traffic patterns and protocols, topologies and end-user requirements, making them more complex and difficult to manage than long haul networks. As a result, service providers have only recently begun to exploit the benefits of optical technologies in metropolitan optical networks. According to Ryan, Hankin and Kent, in 2000, carriers in the North American metropolitan market increased their spending on DWDM equipment by 263%, to $606 million from $167 million in 1999. Also in 2000, North American metropolitan DWDM system spending accounted for 7.8% of total DWDM spending, up from 5% in 1999. Ryan, Hankin and Kent projects that these carriers will continue to spend strongly on North American metropolitan DWDM equipment over the next four years. They also expect that the compound annual growth rate in North American DWDM spending over the next four years (2001-2004) will be 39.2%, with spending in 2004 totaling $2.3 billion. In 2004, Ryan, Hankin and Kent expects that North American metropolitan DWDM spending will account for 8.7% of total DWDM spending.

         The North American and European metropolitan DWDM market is expected to grow from $218 million in 1999 to over $5.7 billion in 2004, a compound annual growth rate of 92%, as international communication service providers expand the buildout of their metropolitan networks according to Ryan, Hankin and Kent.


Regional optical network opportunity

     In addition to the metropolitan market, recent engineering enhancements have permitted the use of metropolitan optical (DWDM) networking platforms to regional optical networking applications. This development opens up the opportunity to address a portion of the substantial long haul market. In some regions, e.g., Europe, regional solutions apply to the majority of the networks installed. Industry researchers recently started looking at reclassifying the regional market opportunity, although statistical data for this market are not expected until next year.


Specific challenges facing metropolitan optical networks

     Service providers face numerous specific challenges in addressing metropolitan and regional optical networks:

         Scalability Limitations. Originally constructed for voice traffic, the current network infrastructure does not allow for the network efficiencies necessary to address the shift to a predominantly data-driven network. Due to its inherent lack of scalability, the current network infrastructure may require service providers to undertake the expensive and tedious process of replacing network equipment or overlaying new layers of similar equipment in response to changes or increases in bandwidth demand.

         Need to Support Multiple Protocols. Metropolitan optical networks are characterized by a wide variety of protocols. The inability to support multiple protocols and services from a single platform further increases the cost and complexity of the metropolitan networks.

         Several Stages of Conversion. Present solutions require several conversions to transport data through a metropolitan network. In the access networks, aggregation of traffic often requires protocol conversions into a common protocol before optical transmission. In the central office, data is often demultiplexed and converted into electrical signals for regeneration, switching or for further aggregation into higher capacity links and then reconverted into optical signals for transmission in the metro-core network.

         Inefficient Bandwidth Utilization. Within metropolitan optical networks, service providers must cater to end-users with varying access speeds. Current optical access solutions do not make efficient use of scarce wavelength resources in that service providers must assign a full wavelength to each signal, whether or not the end-user requires the full bandwidth potential of each wavelength.

         Difficulty of Network Management. Multiple protocols and service, coupled with the lack of standards that exist in metropolitan optical networks, make network management functions, such as performance monitoring and configuration, exceedingly difficult. Lack of a robust network management platform further adds to the cost and complexity of metropolitan optical networks.

         Need for New, Enhanced Service Offerings to Generate New Revenue Opportunities. Service providers are searching for next-generation solutions that will enable them to generate additional sources of revenue from offering new or enhanced services to their customers. Current solutions typically require the service provider to deploy equipment that is specifically designed for a particular service and transmission rate. Next-generation solutions must be able to offer enhanced features, wavelength provisioning and bandwidth-on-demand, that end-users will increasingly request from service providers.


Our Solution

     Our end-to-end optical networking solution offers numerous benefits including:

     Scalable Architecture. We have created a delayered or flat optical networking solution that simultaneously transmits voice, data, and video over optimized fiber channels. The modular architecture of our solution enables service providers to incrementally expand capacity, as their bandwidth needs increase. This simple, scaleable, and functional solution solves short and long-term service provider problems, which enhances their ability to reduce costs and offer value-added services. For example, a service provider can begin deployment with a single channel and later expand to multiple channels providing up to 640Gbps of transmission capacity without interrupting existing traffic.

     Protocol and Signal Transparency. Our systems can transport a mix of protocols and signals, including SONET/SDH, ATM, Internet Protocol, Ethernet, Fibre Channel and Enterprise System Connection in their native formats over numerous wavelengths in the same fiber. Our protocol and signal transparency is particularly important in metropolitan areas where multiple protocols and data transmission rates are used. The transparency of our systems eliminates the additional process of optical-electrical-optical conversions that would otherwise be required in the transport of traffic, reducing latency and network complexity. In addition, the transparency of our systems allows our solutions to be easily integrated into the existing infrastructures of most service providers.

     Efficient and Cost Effective Bandwidth Utilization. Our EPC'TM', optical access sub-rate multiplexer aggregates traffic, of varied rates utilizing a wavelength per direction of transmission, from businesses and network points of presence for transport throughout optical network. This sub-rate aggregation allows better utilization of wavelengths and lowers capital expenditures of service providers by reducing investments in excess network capacity. Our GigaMux'r' optical transport product utilizes DWDM technology to expand the capacity of new and existing fibers and enable traffic to travel throughout metropolitan optical networks without opto-electro-optical conversion.

     Manageability. The design of our end-to-end optical networking solution will allow service providers to perform network management from a single platform with our TeraManager'TM' product. This intelligent optical network element management software platform provides fault, configuration, performance, and security management utilizing an easy-to-use graphical user interface that allows "point and click" network provisioning and monitoring.

     Regional optical transport. Our solution permits service providers to expand beyond the confines of metropolitan networks using the same platform for metropolitan and regional applications. Regional networks can now be built using the lower cost solutions developed for the metropolitan environment.


     Products

         Our family of optical networking systems is designed to provide our customers with end-to-end solutions for the metropolitan and regional optical networking markets. Our transport, access, switching and network management systems include the following products, some of which are still in development:
GigaMux'r' - Optical Transport, EPC'TM' - Sub-Rate Access Multiplexer, TeraMatrix'TM' Switching, and TeraManager'TM' - Element Management System.


                                  The Offering


Shares of Common Stock Offered...................   11,843,088 shares of common stock.

Use of Proceeds..................................   We do not own any of the shares, so we will
                                                    receive no proceeds when they are sold.

Nasdaq Symbol....................................   FIBR

                                  RISK FACTORS

Risks Related to our Business

We Have a History of Losses and Expect to Incur Future Losses

     We have incurred operating losses during the quarter ended April 30, 2001 of $5.7 million and the years ended January 31, 2001, 2000, 1999 and 1998 of $50.4 million, $10.0 million, $10.0 million and $15.2 million, respectively, and, as of April 30, 2001, we had an accumulated deficit of $124.0 million. We expect to continue to incur losses in the future. If we do not become profitable, the value of our stock may decrease. We have large fixed expenses, and we plan to incur significant and increasing sales and marketing, research and development, manufacturing, and general and administrative expenses. Currently, the majority of revenue is from shipments of our optical networking product lines. To become profitable, we will need to generate and sustain higher revenue while maintaining reasonable expense levels.

We may need additional funds to support operations. If we are unable to obtain necessary funds, we would have to reduce or cease operations, or attempt to sell some or all of our operations or to merge with another entity.

     The further development of our products as well as the expansion of manufacturing capabilities or the establishment of additional sales, marketing and distribution capabilities may require the commitment of substantial funds. Our existing working capital may not be sufficient to meet this expansion plan. Potential sources of additional funds include public or private offerings of debt or equity securities, bank lines of credit or extensions of existing arrangements. Additional financing may not be available on terms favorable to us, or at all. Insufficient funds may require us to delay, scale back or eliminate certain product development programs, or attempt to merge with another entity or otherwise reduce or cease operations.


Your percentage of ownership and voting power, and the price of our common stock may decrease because we may issue a substantial number of shares of common stock, or securities convertible or exercisable into our common stock.

     We have the authority to issue up to 150 million shares of our common stock and 2 million shares of our preferred stock without shareholder approval. We may also issue options and warrants to purchase shares of our common stock. These future issuances could be at values substantially below the price paid for our common stock by current stockholders. While we may pursue placements of the shares of our Sorrento subsidiary, we may be unable to do so and therefore we may conduct additional future offerings of our common stock, preferred stock, or other securities with rights to convert the securities into shares of our common stock, which may result in a decrease in the value, or market price of our common stock. Further, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change of ownership without further vote or action by the stockholders and may adversely affect the voting and other rights of holders of common stock.

The redemption rights of the Series A preferred stock in our subsidiary, Sorrento Networks, Inc., or SNI, may impact our ability to use otherwise available funds for business purposes.

     The holders of more than 50% of the outstanding Series A preferred stock of SNI notified SNI that they are requesting SNI to redeem all such shares pursuant to SNI's original agreement with them. The requested redemption, the cost of which would be approximately $49 million, can only be made from specified categories of funds, and SNI cannot legally redeem any of the Series A preferred stock as of the date of this prospectus. At such time as SNI has lawfully available funds to redeem all or a portion of such shares, it may materially adversely affect our business.

We are currently precluded from receiving debt or equity instruments in exchange for any funding we provide to our subsidiary, SNI.


     On September 10, 2001, holders of outstanding Series A Preferred Stock of SNI obtained a preliminary injunction prohibiting SNI from issuing further shares of its Series A Preferred Stock or incurring any additional debt without the consent of the holders of a majority of the currently outstanding shares of such Series A Preferred Stock. We are requesting such consent from the holders of these shares. We do not believe that the preliminary injunction will prevent us from making capital contributions to SNI.


Provisions of our charter documents and New Jersey law may have anti-takeover effects that could prevent a change in control, which could negatively affect the market price for our stock.

     Provisions of New Jersey law and our amended and restated certificate of incorporation and bylaws could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. We are also implementing a shareholder rights plan that will make it more difficult for a third party to acquire us in a transaction not approved by our Board of Directors.


Our industry is highly competitive, and we may not have the resources required to compete successfully.

     The market for optical networking equipment is extremely competitive. We expect competition to intensify in the future. Our primary sources of competition include vendors of optical networking and infrastructure equipment such as CIENA Corporation, Cisco Systems, Lucent Technologies, Nortel Networks, ONI Systems, Sycamore Networks and ADVA AG Optical Networking, as well as private companies that have been or will be focusing on our target markets. The competitors for Meret products include 3COM, Adaptec, Cisco Systems, Inc., Finisar, Emulex, Intel Corporation, Interphase, and many other companies. We may also face competition from a number of other companies that have announced plans for new products to address the same network problems that our products address. Many of our current and potential competitors have significantly greater sales and marketing, technical, manufacturing, financial and other resources than we do. Our competitors also may have more extensive customer relationships than us, including relationships with our current and potential customers. If we are unable to compete successfully against our current and future competitors, we could experience pricing pressures, reduced gross margins and order cancellations, any one of which could seriously harm our business.


Our business may be seriously harmed if the market for optical networking products in regional and metropolitan areas does not develop as we expect.

     Our current and future product offerings are focused on the needs of providers that service regional and metropolitan areas. The market for optical networking products in regional and metropolitan areas is new, and we cannot be certain that a feasible market for our products will develop or be sustainable. If this market does not develop, or develops more slowly than we expect, our business may be seriously harmed. Furthermore, the optical networking industry is subject to rapid technological change and newer technology or products developed by others could render our products less competitive or obsolete. In developing our products, we have made, and will continue to make, assumptions about the optical networking standards that our customers and competitors may adopt. If the standards adopted are different from those which we have chosen to support, market acceptance of our product would be significantly reduced and our business will be seriously harmed.


Our future growth depends on our ability to attract new customers, and on our customers' ability to sell additional services to their own customers.

     Most of our potential customers evaluate optical networking products for deployment in large telecommunications systems that they are installing. There are only a relatively limited number of potential customers for our products. If we are not selected by a potential customer, our revenues and ability to grow our business may be seriously harmed. Similarly, our growth depends on our customers' success in selling communications services based on our products and complementary products from others. Our success will depend on our ability to effectively anticipate and adapt to customer requirements and offer products and services that meet customer demands. Any failure of our current or prospective customers to purchase products from us for any reason, including a downturn in their business, would seriously harm our ability to grow our business.


If we fail to establish and successfully maintain strategic alliances, our ability to grow and be profitable may be seriously harmed.

     Strategic alliances are an important part of our effort to expand our sales opportunities and technological capabilities. To date, we have entered into strategic alliances with AT&T Broadband, United Pan-Europe, INRANGE, Cox Communications and Terabeam Corporation. We cannot be certain that our existing alliances will continue or that we will be able to enter additional strategic alliances on terms that are favorable to us. Except for INRANGE, which is exclusive in the field of storage networks of enterprise customers, our agreements to date with our strategic allies are non-exclusive, and we anticipate that future agreements will also be on a non-exclusive basis. These agreements are generally short term, have no minimum financial commitments on either side and can be cancelled without significant financial consequence. In addition, we cannot be certain that our existing and any future strategic alliances will be successful. Our ability to grow and be profitable may be seriously harmed if we fail to establish and maintain strategic alliances.


We rely on a small number of customers for most of our revenues and any loss, cancellation, reduction or delay in sales to any single customer could seriously harm our business.

     Our customer base is highly concentrated. Historically, orders from a relatively limited number of customers accounted for most of our net sales. During the year ended January 31, 2001, six customers accounted for 53% of our optical networking business segment's net sales. We expect that, for the foreseeable future, sales to a limited number of customers will continue to account for a high percentage of our net sales. We currently do not have any long-term purchase commitments with any of our customers, and we are subject to the varying purchase cycles of our customers.

     Our concentrated customer base significantly increases the credit risks associated with slow payments or non-payments by our customers. These risks may be higher for us since some of our customers are start-up or small companies. The loss of or delay of orders or slow or non-payment from, any of our largest customers could adversely impact our business.


Our backlog at any point may not be a good indicator of expected revenues.

      Our backlog at the beginning of each quarter typically is not sufficient to achieve expected sales for the quarter. To achieve our sales objective, we are dependent upon obtaining orders during each quarter for shipment during that quarter. Furthermore, our agreements with our customers typically provide that they may change delivery schedules and cancel orders within specified time frames, typically 30 days or more prior to the scheduled shipment date, without significant penalty. Our customers have in the past built, and may in the future build, significant inventory in order to facilitate more rapid deployment of anticipated major projects or for other reasons. Decisions by such customers to reduce their inventory levels have led and could lead to reductions in purchases from us. These reductions, in turn, have and could cause fluctuations in our operating results and have had and could have an adverse effect on our business, financial condition and results of operations in periods in which the inventory is reduced.


Our operating results are likely to fluctuate significantly and may fail to meet or exceed the expectations of securities analysts or investors, causing our stock price to decline.

     Our revenue and operating results may vary significantly from quarter to quarter due to a number of factors, many of which are outside of our control and any of which may cause our stock price to fluctuate. Some of the factors that may affect us include the following:

changes in market demand for our optical networking products; the cost and availability of components used in our products; the timing and amount of customer orders; the length and unpredictability of the sales and deployment cycles of our products; the timing of new product introductions and enhancements by our competitors and ourselves; changes in our pricing or the pricing of our competitors; our ability to attain and maintain production volumes and quality levels of our products; and general economic conditions as well as those specific to the telecommunications and related industries.

If we are unable to comply with regulations affecting our customers' industries, our revenue may be seriously harmed.

         Our customers are involved in industries that are subject to extensive regulation by domestic and foreign governments. If we fail to conform our products to these regulatory requirements, we could lose sales and our business could be seriously harmed. Additionally, any failure of our products to comply with relevant regulations could delay their introduction and require costly and time-consuming engineering changes.


The time that our customers and potential customers require for testing and qualification before purchasing our products can be long and variable, and may require us to invest significant resources without any assurances of sales, which may cause our results of operations to be unpredictable.

         Before purchasing our products, potential customers typically undertake a lengthy evaluation, testing and product qualification process. In addition, potential customers often require time-consuming field trials of our products. Our sales effort requires the effective demonstration of the benefits of our products to, and significant training of, potential customers. In addition, even after deciding to purchase our products, our customers may take several years to deploy our products. The timing of deployment depends on many factors, including the sophistication of a customer and the complexity and size of a customer's networks. Our sales cycle, which is the period from the time a sales lead is generated until the recognition of revenue, can often be longer than one year. The length and variability of our sales cycle is influenced by a variety of factors beyond our control, including:

our customers' buildout and deployment schedules; our customers' access to product purchase financing; our customers' needs for functional demonstration and field trials; and the manufacturing lead time for our products.

         Because our sales cycles are long and variable and may require us to invest significant resources without any assurances of sales, our results of operations are unpredictable.


The GigaMux and EPC are our only currently available significant products, and if they are not commercially successful, our revenue will not grow and we may not achieve profitability.

         If our customers and potential customers do not adopt, purchase and successfully deploy our GigaMux and EPC products in large numbers, our revenue may not grow and our business, financial condition and results of operations may be seriously harmed. Since the market for our products is relatively new, future demand for our products is uncertain and will depend on the speed of adoption of optical networking, in general, and optical equipment in metro and regional networks, in particular. No communications service provider has fully deployed our products in large network environments, and they may choose not to do so. Even if service providers do deploy our product fully, it may not operate as expected, which could delay or prevent its adoption.


If we are not able to develop and commercialize new or enhanced products, our operating results and competitive position will be seriously harmed.

         Our growth depends on our ability to successfully develop new or enhanced products. The development of new or enhanced products is a complex and uncertain process that requires the accurate anticipation of technological and market trends. Our next generation of transport and network management products, as well as our TeraMatrix line of wavelength switching products, is currently under development. We cannot be sure whether these or other new products will be successfully developed and introduced to the market on a timely basis, or at all. We will need to complete each of the following steps to successfully commercialize these and any other new products: complete product development; qualify and establish component suppliers; validate manufacturing methods; conduct extensive quality assurance and reliability testing;

complete software validation; and demonstrate systems interoperability.

         Each of these steps presents serious risks of failure, rework or delay, any one of which could adversely affect the rate at which we are able to introduce and market our products. If we do not develop these products in a timely manner, our competitive position and financial condition could be adversely affected.

         In addition, as we introduce new or enhanced products, we must also manage the transition from older products to newer products. If we fail to do so, we may disrupt customer ordering patterns or may not be able to ensure that adequate supplies of new products can be delivered to meet anticipated customer demand. Any failure to effectively manage this transition may cause us to lose current and prospective customers.


If our products do not interoperate with our customers' networks, installations will be delayed or canceled or our products could be returned.

         Many of our customers require that we design products to interoperate with their existing networks, each of which may have different specifications and utilize a variety of protocols. Our customers' networks contain multiple generations of products that have been added over time as these networks have grown and evolved. Our products must interoperate with all of the products within these networks as well as future products in order to meet our customers' requirements. If we are required to modify our product design to be compatible with our customers' systems to achieve a sale, it may result in a longer sales cycle, increased research and development expense and reduced margins on our products. If our products do not interoperate with those of our customers' networks, installations could be delayed, orders for our products could be cancelled or our products could be returned, any of which could seriously harm our business.


Our products may have errors or defects that we find only after deployment, which could seriously harm our relationship with our customers and our reputation.

         Our optical networking products can only be fully tested after deployment in networks. Our customers may discover errors or defects in our products, and our products may not operate as expected. If we are unable to fix errors or other problems that may be identified on a timely basis, we could experience: loss of or delay in revenues and loss of market share; loss of customers; failure to attract new customers or achieve market acceptance; diversion of engineering resources; increased service and warranty costs; and legal actions by our customers.

         Any failure of our current or planned products to operate as expected could delay or prevent their adoption and seriously harm our relationship with our customers and our reputation.


We depend upon contract manufacturers and any disruption in these relationships may cause us to fail to meet the demands of our customers and damage our customer relationships.

         We use contract manufacturers to manufacture and assemble our products in accordance with our specifications. We currently have three U.S.-based contract manufacturers. We do not have long-term contracts with any of them, and none of them is obligated to perform services for us for any specific period or at any specified price, except as may be provided in a particular purchase order. We may not be able to effectively manage our relationships with these manufacturers and they may not meet our future requirements for timely delivery or provide us with the quality of products that we and our customers require.

         Each of our contract manufacturers also builds products for other companies. We cannot be certain that they will always have sufficient quantities of inventory available to fill our orders, or that they will allocate their internal resources to fill these orders on a timely basis. Qualifying a new contract manufacturer and commencing volume production is expensive and time consuming and could result in a significant interruption in the supply of our products. If we are required to change contract manufacturers, we may suffer delays that could lead to the loss of revenue and damage our customer relationships.


We rely on a limited number of suppliers and single suppliers for some of our components, and our sales and operating results may be seriously harmed if our supply of any of these components is disrupted.

         We and our contract manufacturers currently purchase several key components of our products from single and limited sources. We purchase each of these components on a purchase order basis and have no long-term contracts for these components. In the event of a disruption in supply or if we receive an unexpectedly high level of purchase orders, we may not be able to develop an alternate source in a timely manner or at favorable prices. Any of these events could hurt our ability to deliver our products to our customers and negatively affect our operating margins. In addition, our reliance on our suppliers exposes us to potential supplier production difficulties or quality variations. Any such disruption in supply would seriously affect our present and future sales.

We expect the average selling prices of our products to decline, which may reduce gross margins and revenue.

         Our industry has experienced rapid erosion of average product selling prices. We anticipate that the average selling prices of our products will decline in response to competitive pressures, increased sales discounts, new product introductions by our competitors or other factors. If we are unable to achieve sufficient cost reductions and increases in sales volumes, the decline in average selling prices will reduce our gross margins and revenue.


If we are unable to hire or retain highly skilled personnel, we may not be able to operate our business successfully.

         Our future success depends upon the continued services of our key management, sales and marketing, and engineering personnel, many of whom have significant industry experience and relationships. Many of our personnel, in particular, Dr. Xin Cheng, our Chairman and Chief Executive Officer, would be difficult to replace. We do not have "key person" life insurance policies covering any of our personnel. The loss of the services of any of our key personnel could delay the development and introduction of, and negatively impact our ability to sell, our products. In addition, we will need to hire additional personnel for most areas of our business, including our sales and marketing and engineering operations. Competition for highly skilled personnel is intense in our industry, and we may not be able to attract and retain qualified personnel, which could seriously harm our business.


If we become subject to unfair hiring claims, we could incur substantial costs in defending ourselves.

         Companies in our industry whose employees accept positions with competitors frequently claim that their competitors have engaged in unfair hiring practices. We cannot assure you that we will not receive claims of this kind in the future as we seek to hire qualified personnel or that those claims will not result in material litigation. We could incur substantial costs in defending ourselves or our employees against such claims, regardless of their merits. In addition, defending ourselves from such claims could divert the attention of our management away from our operations.


We may be unable to protect our intellectual property, which could limit our ability to compete.

         We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. We also enter into confidentiality or license agreements with our employees, consultants and corporate partners, and control access to, and distribution of, our software, documentation and other proprietary information. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology. Monitoring unauthorized use of our products is difficult, and we cannot be certain that the steps we have taken will prevent unauthorized use of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States. If competitors gain access to our technology, our ability to compete could be harmed.


We could become subject to litigation regarding intellectual property rights, which could seriously harm our business and require us to incur significant costs.

         In recent years, there has been significant litigation in the United States involving patents and other intellectual property rights. We may be a party to litigation in the future to protect our intellectual property or as a result of an allegation that we infringe others' intellectual property. Any parties asserting that our products infringe upon their proprietary rights would force us to defend ourselves and possibly our customers or manufacturers against the alleged infringement. These claims and any resulting lawsuits, if successful, could subject us to significant liability for damages and invalidation of our proprietary rights. Additionally, any claims and lawsuits, regardless of their merits, would likely be time-consuming and expensive to resolve and would divert management time and attention.

         Any claims of infringement of the intellectual property of others could also force us to do one or more of the following: stop selling, incorporating or using our products that use the challenged intellectual property; obtain from the owner of the infringed intellectual property right a license to sell or use the relevant technology, which may not be available to us on reasonable terms, or at all; or redesign those products that use such technology.

If we are forced to take any of the foregoing actions, our business may be seriously harmed.


If necessary licenses of third-party technology are not available to us or are very expensive, our products could become obsolete.

         We may be required to license technology from third parties to develop new products or product enhancements. We cannot assure you that third-party licenses will be available to us on commercially reasonable terms, if at all. If we are required to obtain any third-party licenses to develop new products and product enhancements, we could be required to obtain substitute technology, which could result in lower performance or greater cost, either of which could seriously harm the competitiveness of our products.


We are subject to various risks associated with international sales and operations.

         We expect that international sales will continue to increase as a percentage of our net sales for the foreseeable future. Our international operations are subject to a number of risks, including:

changes in foreign government regulations and telecommunications standards; import and export license requirements, tariffs, taxes and other trade barriers; fluctuations in currency exchange rates; difficulty in collecting accounts receivable; the burden of complying with a wide variety of foreign laws, treaties and technical standards; difficulty in staffing and managing foreign operations; and political and economic instability.

         Almost all of our sales have been denominated in U.S. dollars. A portion of our expenses are denominated in other currencies, and in the future a larger portion of our sales could also be denominated in non-U.S. currencies. As a result, currency fluctuations between the U.S. dollar and the currencies in which we do business could cause foreign currency translation gains or losses that we would recognize in the period incurred. We cannot predict the effect of exchange rate fluctuations on our future operating results because of the number of currencies involved, the variability of currency exposure and the potential volatility of currency exchange rates. We do not currently engage in foreign exchange hedging transactions to manage our foreign currency exposure.


If we do not effectively manage our growth, we may not be able to successfully expand our business.

         Growth of our business has placed, and will continue to place, a significant strain on our management systems and resources. Our ability to successfully offer our products and implement our business plan in a rapidly evolving market requires an effective planning and management process. We will need to continue to improve our financial, managerial and manufacturing processes and reporting systems, and will need to continue to expand, train and manage our workforce worldwide. If we fail to effectively manage our growth and address the above requirements, our ability to pursue business opportunities and expand our business could be harmed.


Our stock price may be volatile which may affect your ability to sell shares at or above the offering price or result in securities litigation against us.

         The stock market in general, and the Nasdaq Stock Market and the stock of optical networking companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to a company's operating performance. We expect the price of our common stock to fluctuate. The offering price may not be indicative of the prices that will prevail in the public market after the offering. The trading price of our Common Stock could fluctuate in response to factors including those described elsewhere in this prospectus and: general market conditions; announcements of technological innovations or new products; publicity regarding actual or potential results with respect to technologies or products under development; and other events or factors, many of which are beyond our control,

         These broad market and industry factors may cause our stock price to decline, regardless of our actual operating performance. In the past, following periods of volatility in the market price of a company's securities, securities class-action litigation has often been instituted against that company. Securities class-action litigation, if instituted, could result in substantial costs and a diversion of management's attention and resources, which would harm our profitability.

                                 USE OF PROCEEDS

         We do not own any of the shares, so we will receive no proceeds when they are sold.

                      SECURITIES COVERED BY THIS PROSPECTUS

         We are registering 11,843,088 shares pursuant to registration rights obligations we have with investors who acquired debentures which are convertible into our common stock and warrants to purchase our common stock in a private placement in August 2001, and as partial payment to a broker-dealer, which acted as the placement agent for the private placement. Other than the shares covered by this prospectus, none of the shareholders holds more than one percent (1%) of our common stock nor have they ever held any position or office with us. The following table sets forth information as of August 2, 2001 with respect to the shares held by the selling shareholders. We determined the number of shares of common stock to be offered for resale by this prospectus by the selling shareholders which acquired the debentures and the warrants (which number of shares is equal to 11,731,437, not including the 111,651 shares being offered by the placement agent for the financing) by agreement with such selling shareholders, which requires that we register 150% of the shares potentially issuable to the selling shareholders. No selling shareholder may convert any debentures or exercise any warrants if its conversion or exercise would result in it owning more than 4.99% of our outstanding shares. The number of shares in the second column below reflects this limitation. The number of shares listed in the third column being offered by such selling shareholder is each such selling shareholder's pro rata portion of the 11,843,088 shares based on the principal amount of debentures purchased by such selling shareholder in relation to the total principal amount of $32,200,000 of debentures sold.

                           Number of                 Number of Shares
                           Shares of                 to be Offered upon
                           Common Stock              Conversion of              Shares of
Name of                    Beneficially              Debenture, Payment         Common Stock
Selling                    Owned Prior               of Interest and            Owned after
Shareholder                To Offering(1)(2)         Exercise of Warrants       Offering (3)
-----------                -----------------         --------------------       ------------
Deutsche Bank AG,
London Branch                 747,319                     2,732,477                  0

Gryphon Master
Fund, L.P.                    727,591                     1,091,819                  0

ZLP Master Fund, Ltd.         121,395                       182,165                  0

ZLP Master
Technology Fund, Ltd.         747,319                     1,639,486                  0

Societe Generale              747,319                     1,457,322                  0

Vertical International
Limited                       728,372                     1,092,991                  0

Crescent
International, Ltd.           291,349                       437,197                  0

Riverview Group,
LLC                           485,582                       728,661                  0

Elliott Associates
L.P.                          244,510                       366,910                  0

Langley Partners,
L.P.                          727,591                     1,091,819                  0

Steelhead Investments
Ltd.                          606,820                       910,590                  0

S.G. Cowen Securities
Corporation                   108,877                       108,877                  0

Pacific-Crest
Securities, Inc.                2,774                         2,774


(1) Except as otherwise indicated, the number of shares beneficially owned is determined under rules promulgated by the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Each selling shareholder has sole voting power and investment power with respect to all shares listed as owned by that selling shareholder.

(2) Includes the shares of common stock issuable as of August 2, 2001 upon conversion of the debentures and upon exercise of the warrants held by the selling shareholder. The actual number of shares of common stock offered hereby and included in the registration statement of which this prospectus is a part includes an additional number of shares of common stock as may be issued or issuable upon conversion of the debentures and exercise of the warrants to prevent dilution resulting from certain other potential issuances of common stock at a price less than the conversion price of the debentures or the exercise price of the warrants and as payment of interest or a commitment fee on the debentures. Pursuant to the terms of the debentures and the warrants, the debentures are convertible and the warrants are exercisable by the holder of such debentures and warrants only to the extent that the number of shares of common stock issuable upon conversion of such debentures and exercise of such warrants, together with the number of shares of common stock already held by such selling shareholder and its affiliates (but not including shares of our common stock underlying unconverted debentures and unexercised warrants held by such selling shareholder and its affiliates) would not exceed 4.99% of all our then outstanding common stock. The number of shares listed in this column as being beneficially owned by each selling shareholder gives effect to this limitation and is based on 14,229,026 shares of common being issued and outstanding as of July 17, 2001. Absent such limitation, the number of shares issuable as of August 2, 2001 upon conversion of the debentures and exercise of the warrants held by (a) Deutsche Bank AG, London Branch would equal 1,820,930, (b) ZLP Master Technology Fund Ltd. would equal 1,092,558 and (c) Societe Generale would equal 971,163.


(3) We do not know when or in what amounts the selling shareholders will offer shares for sale, if at all. The selling shareholders may sell any or all of the shares offered by this prospectus. Because the selling shareholders may offer all or some of the shares pursuant to this offering, we cannot estimate the number of the shares that will be held by the selling shareholders after completion of the offering. However, for purposes of this table, we have assumed that, after completion of the offering, none of the shares covered by this prospectus will be held by the selling shareholders.


                              PLAN OF DISTRIBUTION

         We have been advised that there are currently no underwriting arrangements with respect to the sale of the shares issuable upon conversion of, or as interest or commitment fees on the debentures and exercise of the warrants. The selling shareholders may sell all or a portion of the shares beneficially owned by them and offered hereby from time to time directly through one or more underwriters, broker-dealers or agents. If the shares are sold through underwriters or broker-dealers, the selling shareholder will be responsible for underwriting discounts or commissions or agent's commissions. The shares may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions:

         (1) on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale,

         (2) in the over-the-counter market,

         (3) in transactions otherwise than on these exchanges or services or in the over-the-counter market,

         (4) through the writing of options, whether such options are listed on an options exchange or otherwise, or

         (5) through the settlement of short sales.

         In connection with sales of the common stock or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the common stock in the course of hedging in positions they assume. The selling shareholders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions, provided that the short sale is made after the registration statement is declared effective and a copy of this prospectus is delivered in connection with the short sale. The selling shareholder may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares. If the selling shareholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling shareholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved).

         The selling shareholders may pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to the prospectus.

         The selling shareholders also may transfer, pledge or donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of the prospectus. Upon our being notified by a named selling shareholder that a donee or a pledgee intends to sell more than 500 shares, we will file a supplement to this prospectus.

         The selling shareholders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions paid, or any discounts or concessions allowed to any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act.

         We cannot assure you that any selling shareholder will sell any or all of the shares registered pursuant to the registration statement of which this prospectus forms a part. Selling shareholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

         Once sold under the registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

         We are required to pay all fees and expenses incident to the registration of the shares, including fees and disbursements of up to $15,000 for the counsel to the selling shareholders. We have agreed to indemnify the debenture holders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.


Where You Can Find More Information

         This prospectus is part of the registration statement on Form S-3 which we filed with the SEC under the Securities Act using a "shelf" registration process. As permitted by SEC rules, this prospectus does not contain all the information included in the registration statement and the accompanying exhibits filed with the SEC. You may refer to the registration statement and its exhibits for more information.

         We are subject to and comply with the informational reporting requirements of the Securities Exchange Act of 1934. You may read and copy any document we file with the SEC at the SEC's public reference room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 or at its regional offices at: 7 World Trade Center, Suite 300, New York, New York 10048 and at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may obtain further information about the operation of the SEC's public reference room by calling the SEC at 1-800-SEC-0330. Our filings are also available to the public over the Internet at the SEC's website at http://www.sec.gov.

         The SEC allows us to "incorporate by reference" into this prospectus the information we file with the SEC. This means that we may disclose important information to you by referring you to those documents. The information we incorporate by reference is considered to be part of this prospectus. If we subsequently file superseding or updating information with the SEC in a document that is incorporated by reference into this prospectus, the updated information will also become a part of this prospectus and will supersede the earlier information.

         We are incorporating by reference into this prospectus the following documents that we previously filed with the SEC:

         o Our Annual Report on Form 10-K for the fiscal year ended January 31, 2001.

         o Our Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2001.

         o  Our Current Report on Form 8-K dated June 1, 2001.

         o  Our Current Report on Form 8-K dated August 2, 2001.

         o  Our Proxy Statement dated December 11, 2000.

         We are also incorporating by reference into this prospectus all documents which we subsequently filed with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of this offering.

         You may also obtain copies of any of our filings which are incorporated by reference, at no cost, by contacting us at the following address or telephone number:

                          Sorrento Networks Corporation
                               9990 Mesa Rim Road
                           San Diego, California 92121
                           Attention: Joe R. Armstrong
                             Chief Financial Officer
                                 (858) 558-3960


         In order to insure timely delivery of the documents, your request should be made no later than five (5) business days prior to the date on which you make your final investment decision.


                                  LEGAL MATTERS

         The legality of the shares offered by this prospectus has been passed upon by Greenbaum, Rowe, Smith, Ravin, Davis & Himmel LLP, Woodbridge, New Jersey.



                                     EXPERTS


         The financial statements incorporated by reference in this prospectus have been audited by BDO Seidman, LLP and Arthur Andersen & Co., independent certified public accountants, to the extent and for the periods set forth in their reports incorporated by reference, and are incorporated herein in reliance upon such report given upon the authority of said firms as experts in auditing and accounting.

         No dealer, salesperson or other person has been authorized to give any information or to make any representations in connection with this offering other than those contained in this prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by us. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy by anyone in any jurisdiction in which such offer or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create an implication there has not been any change in our affairs since the date of this prospectus.

================================================================================

    We have not authorized any dealer, sales person or other person to give any information or represent anything contained in this prospectus.
You must not rely on any unauthorized information.
                                                           11,843,088 Shares

    This prospectus is not an offer to sell, or a         SORRENTO NETWORKS
solicitation of an offer to buy, securities in any           CORPORATION
jurisdiction where it is unlawful.

    The information contained in this                        Common Stock
prospectus is current as of ________, 2001

                                                           ---------------

                                                              PROSPECTUS

                                                           ---------------

                                                            ___________, 2001


================================================================================

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS


         Item 14.  Other Expenses of Issuance and Distribution.

         The registrant estimates expenses in connection with the offering described in this Registration Statement will be as follows:

Item                                                                   Amount
Securities and Exchange Commission Registration Fee               $   10,836.43
Printing and Engraving Expenses                                   $    2,000.00
Accountants' Fees and Expenses                                    $   25,000.00
Legal Fees and Expenses                                           $  315,000.00
NASDAQ Listing Fees                                               $   27,500.00
Placement Agent's Fees and Expenses                               $2,093,000.00
Miscellaneous                                                     $   26,663.57
                                                                  -------------
      Total                                                       $2,500,000.00

         Item 15. Indemnification of Directors and Officers.

         The description set forth under the caption "Indemnification of Directors and Officers" in the Company's Registration Statement on Form S-4, filed September 6, 1996, No. 33-10667, is incorporated herein by reference.

         Item 16. Exhibits.

Exhibit Number        Description of Document

3.1           Restated Certificate of Incorporation dated June 14, 1988 (B).

3.2           Amended and Restated By-Laws of the Registrant (C).

3.3           Series A Preferred Stock Certificate of Designation (D).

3.4           Series B Preferred Stock Certificate of Designation (A).

3.5           Series C Preferred Stock Certificate of Designation (A).

3.6           Series D Preferred Stock Certificate of Designation (E).

3.7           Series E Preferred Stock Certificate of Designation (F).

3.8           Series B Preferred Stock Certificate of Designation (F).


3.9          Certificate of Amendment to the Certificate of Incorporation dated
             January 16, 1998 (G).

3.10         Amendment to the By-Laws dated January 30, 1998 (G).

3.11         Corrected Certificate of Incorporation of Sorrento Networks, Inc.
             (P).

3.12         Series F Preferred Stock Certificate of Designation (Q).

3.13* Certificate of Amendment of Corrected Certificate of Incorporation of Sorrento Networks, Inc.

4.1          1988 Stock Option Plan (H).

4.2          Amended and Restated 1997 Incentive and Non-Qualified Stock Option
             Plan (G).

4.3          1997 Directors Stock Option Plan (I).

4.4          2000 Stock Incentive Plan (J).

4.5          2000 Employee Stock Purchase Plan (J).

4.6          2000 Stock Option/Stock Issuance Plan of Sorrento Networks, Inc.
             (P).

4.7          Form of Senior Convertible 9.75% Debenture due August 2, 2004 (Q).

4.8          Form of Warrant dated August 2, 2001 (Q).

5.1*         Opinion of Greenbaum, Rowe, Smith, Ravin, Davis & Himmel LLP - Page
             II-8.

10.1         Line of Credit Agreement with Coast Business Credit dated May 28,
             1995 and Modification dated January 1996 (M).

10.2         Acquisition Agreement of Rockwell Network Systems, Inc. dated
             January 31, 1996 (L).

10.3         Acquisition Agreement of Digital Products, Inc. dated as of July 1,
             1996 (M)

10.4         Acquisition Agreement of Cray Communications, Inc. dated as of July
             1, 1996 (N).

10.5         Agreement dated June 12, 2000 with Par Chadha (O).

10.6         Agreement dated March 3, 2000 with Xin Cheng (O).

10.7         Agreement dated May 22, 2000 with Rohit Phansalkar (O).

10.8         Agreement dated May 22, 2000 with Christopher E. Sue (O).

10.9         Agreement dated August 22, 2000 with Leonard N. Hecht (O).

10.10        Agreement dated May 22, 2000 with John A. Mason (O).

10.11        Agreement dated July 12, 2000 with Richard L. Jacobson (O).

10.13        Securities Purchase Agreement dated as of August 1, 2001 (Q).

10.14        Escrow Agreement dated as of August 1, 2001 (Q).

10.15        Registration Rights Agreement dated as of August 2, 2001 (Q).

10.16*       Series A Preferred Stock Purchase Agreement for Sorrento Networks,
             Inc.

10.17*       Investors' Rights Agreement for Sorrento Networks, Inc.

10.18*       Co-Sale Agreement for Sorrento Networks, Inc.

21.          Subsidiaries of the Registrant (N).

23.1         Consent of BDO Seidman LLP - Page II-84.

23.2         Consent of Arthur Andersen & Co. - Page II-85.

23.3         Consent of Greenbaum, Rowe, Smith, Ravin, Davis & Himmel LLP
             (included in opinion filed as Exhibit 5).

----------------

* Previously filed.


The foregoing are incorporated by reference from the Registrant's filings indicated:


     (A)    Form S-4 dated September 6, 1996
     (B)    Form 10-QSB for quarter ended July 31, 1986
     (C)    Form 10K for the year ended January 31, 1988
     (D)    Form 10K for year ended January 31, 1993
     (E)    Form S-3 dated February 25, 1997
     (F)    Form 10-KSB for year ended January 31, 1997
     (G)    Proxy Statement dated December 1, 1999
     (H)    Proxy Statement dated May 13, 1998
     (I)    Proxy Statement dated November 21, 1997
     (J)    Proxy Statement dated December 11, 2000
     (K)    Form 10-KSB for year ended January 31, 1996
     (L)    Form 8-K dated February 2, 1996
     (M)    Form 8-K dated September 12, 1996
     (N)    Form 8-K dated September 23, 1996
     (O)    Form 10-Q for the quarter ended October 31, 2000

     (P)    Form 10-K for the year ended January 31, 2001
     (Q)    Form 8-K dated August 2, 2001.

     ----------
     NOTE: Certain previously filed exhibits are no longer being incorporated by reference (and therefore not numerically listed) as the underlying documents have either expired or are no longer material or relevant.


         Item 17. Undertakings.

         The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue. The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made of the securities registered hereby, a post-effective amendment to this Registration Statement:

            (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

            (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

            (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement; provided however that the undertakings set forth in paragraphs (i) and (ii) above do not apply if the Registration Statement is on Form S-3 or Form S-8 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to
Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration

Statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post_effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post_effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable ground to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on the 19th day of September, 2001.


                                           SORRENTO NETWORKS CORPORATION

                                           By: /s/ Xin Cheng
                                               ---------------------------------
                                                   Xin Cheng, Ph.D.
                                                   Chief Executive Officer





         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated:



Signature                           Title                                    Date

/s/ Xin Cheng, Ph.D           Chief Executive                        September 19, 2001
-------------------------     Officer, Chairman
XIN CHENG, Ph.D.

/s/ Joe R. Armstrong*         Chief Financial Officer                September 19, 2001
-------------------------     (Principal Financial and
JOE R. ARMSTRONG              Accounting Officer)

/s/ James M. Dixon*           Chief Operating Officer,               September 19, 2001
-------------------------     President, Director
JAMES M. DIXON

/s/ Philip Arneson*           Director                               September 19, 2001
-------------------------
PHILIP ARNESON

/s/ Tingye Li, Ph.D.*         Director                               September 19, 2001
-------------------------
TINGYE LI Ph.D.

/s/ Gary M. Parsons*           Director                              September 19, 2001
-------------------------
GARY M. PARSONS

*By: /s/ Xin Cheng
-------------------------
     Xin Cheng, Ph.D.,
     as attorney in fact

                          STATEMENT OF DIFFERENCES
                          ------------------------

The trademark symbol shall be expressed as ........................... 'TM'
The registered trademark symbol shall be expressed as ................ 'r'